Mail Stop 6010

May 30, 2006

John Farley
Chief Executive Officer
AVVAA World Health Care Products, Inc.
Box 459, 1710 Shuswap Avenue
Lumby, BC, Canada V0E 2G0

Re: **AVVAA World Health Care Products, Inc.**
        Registration Statement on Form SB-2
        File Number 333-134321

Dear Mr. Farley:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

        We note that in your Description of Securities section on page 33 that you are currently authorized to issue 100 million shares of common stock, and that you intend to amend your certificate of incorporation to increase your authorized shares of common stock as you require additional authorized shares to fully issue the shares being registered in this registration statement. Additionally, we note that you do not have a proxy or information statement filed regarding a proposal to increase the number of authorized shares of common stock. Please advise us as to when you intend to seek shareholder approval to amend your certificate of incorporation to increase the number of your authorized shares of common stock.

                              *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
       Anslow & Jaclin LLP
       195 Route 9 South, Suite 204
       Manalapan, New Jersey 07726